CLETHA A. WALSTRAND

ATTORNEY AT LAW

1322 WEST PACHUA CIRCLE

IVINS, UT  84738

OFFICE: 435-688-7317 FAX: 435-688-7318

cwalstrand@networld.com

February 22, 2007

Ms. Mellissa Duru

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Re:

Transact Energy, Corp.

Amendment No. 1 to Registration Statement on Form SB-2

Filed December 29, 2006

File No. 333-139746

Dear Ms. Duru:

Transact Energy Corp., (the “Company”), has received your comment letter dated January 23, 2007, (“comment letter”) pertaining to the above referenced amended registration statement on Form SB-2  (the “Registration Statement”).  Amendment No. 2 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 2 hard copies of the Amendment, one marked to show changes and one without changes marked.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

General

1.

In your subsequent amendment to the registration statement, please provide the standard industrial classification code or “SIC” with respect to the company, which is required to be identified on the cover page of the Form SB-2.

RESPONSE:

We have revised our cover page to include our SIC code as requested.

2.

We note that your two sole officers, Messrs. Bartlett and Forzley, have backgrounds in several public companies, including 52C Global Systems, Inc., Claddagh Gold, Action View international, Inc., Quest Oil Corporation, Placer Dome Inc., and Royal Oak. For each of these companies, please tell us the amount of assets, cumulative revenues since inception, and line of business in which these companies operated during the time Mr. Bartlett or Mr. Forzley were involved. Please tell us whether each of these companies subsequently changed their line of business, and the amount of assets and cumulative revenues at the time of such change. We may have further comment.

RESPONSE:

In response to your comment, we submit the following supplemental information:

U.S. Securities and Exchange Commission

Ms. Duru

February 22, 2007

1.

Public Company Backgrounds

a.

S2C Global Systems Inc OTCBB:STWG.( previously United Athletes) CEO Rod Bartlett, CFO Harold Forzley, operating company started May 6, 2004 acquired by United Athletes in Aug 2004 completed acquisition in February 2005. Still operating as S2C Global systems.

i.

Assets;  $253,000.00

ii.

Cumulative revenues; $589.00

iii.

Line of business; consumer product distribution systems

iv.

Subsequent assets; NA

v.

Subsequent cumulative revenues; NA

vi.

Subsequent line of business; NA

b.

Resorts Unlimited Management TSX: RUM (previously Claddagh Gold) Rod Bartlett was president of RUM as a private company when it entered into a share purchase agreement in November 1999 with Claddagh Gold.  Bartlett was made a director of Claddagh Gold to facilitate the reverse merger with RUM.  Upon completion of the merger, Bartlett was CEO until August 2001when a share sale was completed with George Amyotte;

i.

Assets; $281,033

ii.

Cumulative revenues; nil

iii.

Line of business; hospitality management services

iv.

Subsequent assets; $2,899.00

v.

Subsequent cumulative revenues; nil

vi.

Subsequent line of business; rewards programs

c.

ActionView International, Inc. OTCBB: AVWI Rod Bartlett was not an officer or director, rather consulted as an executive with AVWI heading up corporate sales. This position started in December 2001 and ended in December 2003.

i.

Assets; $2,993,149

ii.

Cumulative revenues; $42,492

iii.

Line of business; automated advertising systems

iv.

Subsequent assets; $534,982

v.

Subsequent cumulative revenues;$335,448

vi.

Subsequent line of business; automated advertising systems;

d.

Quest Oil Corporation OTCBB:QOIL; Rod Bartlett was initially contracted as a consultant in October 2003 by Gamestate Entertainment Inc. the predecessor to Quest Oil Corporation to develop its business plan. Bartlett was approved as CEO and president in March 2004. The Company changed its business in August 2004 to that of oil and gas exploration and changed its name to Quest Oil Corporation. Bartlett resigned June 2005.

i.

Assets; $585,584

ii.

Cumulative revenues; nil

iii.

Line of business; oil and gas exploration

iv.

Subsequent assets; $5,289,051

v.

Subsequent cumulative revenues; $215,907

U.S. Securities and Exchange Commission

Ms. Duru

February 22, 2007

vi.

Subsequent line of business; oil & gas exploration

e.

Continental Gold Corp.; Mr. Forzley was an officer and director of this company  starting in 1987 and ending in Aug 1990 when the company sold all of its issued and outstanding shares to Pacer Dome Inc.(NYSE,TSX,ASX,:PDG) now Barrick Gold Corporation (TSX,NYSE, LONDON: ABX). The Shares were sold for $20.00 ea for a cumulative total of $159 Million USD.

i.

Assets;  estimated only  $20 Million

ii.

Cumulative revenues; N/A

iii.

Line of business; mining

iv.

Subsequent assets; N/A

v.

Subsequent cumulative revenues; N/A

vi.

Subsequent line of business; N/A

f.

El Condor Resources Ltd. VSE:ECN  NASDAQ:ECNCF ; Mr. Forzley was an officer and director of this company  starting in Sep 1990 and resigning in Sep 1994. The company subsequently sold all of its issued and outstanding shares to Royal Oak Mines, Inc.(ROAKF.PK). The Shares were sold for $7.00 ea for a cumulative total of $100 Million USD.

i.

Assets; estimated at $20 million

ii.

Cumulative revenues; N/A

iii.

Line of business; mining

iv.

Subsequent assets; NA

v.

Subsequent cumulative revenues; NA

vi.

Subsequent line of business; NA

Risk Factors, page 2

3.

Please group your related risk factors together under classified headings such as risks related to your industry, risks related to your company, and risks related to your offering.

RESPONSE:

We have revised our risk factor section to group related risks as requested.

4.

Avoid the use of defined terms in the risk factor headings and discussion. For example, we note references to “Farmees” on page 6, and “Operator” and “Penny Stock” on page 8.

RESPONSE:

We have amended our registration statement to eliminate references to defined terms as requested.  However, we have kept our discussion of the “Penny Stock” rules as we believe this is material information to any potential investor.

5.

We refer you to the fourth and fifth risk factors on page 3 of the registration statement. As currently drafted, the risk to investors resulting from funds being held in escrow or increased ownership by officers and directors is not specified. Revise to explain, for example, that investors may not have investment funds returned to them for an additional ninety days after May 31, 2007 if you choose to extend the closing date of the offer. Further, revise to explain the risk to investors that would result from increased ownership of the company by its officers and directors.

U.S. Securities and Exchange Commission

Ms. Duru

February 22, 2007

RESPONSE:

We have revised our risk factor regarding the escrow funds to disclose the possibility of investor funds being retained during an extension of the registration statement.  We have also revised our risk factor regarding potential increased ownership of the company by our officers and directors.

6.

Tailor your risk factor discussion so that you cite risks that are particularly relevant to you. Avoid “boilerplate” risks that are generic to any company within the exploration industry and disclose how the others impact you. For example, given your stage of operations, it does not appear that the last risk factor on page 6 and the first risk factor on page 7 are applicable to your company at this time. Advise us of whether you currently have entered into contracts with any farmees, partners or third-party operators. If you choose to retain these and other risk factors that are not relevant to your current level of operation, please clearly state in the risk factor subheadings, if true, that you do not currently have contracts with farmees, partners, etc. We may have further comment.

RESPONSE:

We have revised our risk factors to reflect those risks we believe are specific to our Company.  Further, we have disclosed that we do not currently have any contracts with partners or third-party operators.

7.

Please remove language that has the tendency to mitigate the risk being discussed. In this regard, we refer you to language in the first sentence of the second risk factor on page 4 and language in the first sentence of the third risk factor on page 4.

RESPONSE:

As requested, we have amended our risk factors to eliminate any mitigating language.

 “We are a new business...,” page 3

8.

Disaggregate this risk factor so that you discuss the separate risk related to management’s limited experience in oil and gas lease acquisitions.

RESPONSE:

We have revised this risk factor to address the fact that we are a new business.  We have eliminated the risk regarding management’s limited experience in oil and gas lease acquisitions as both of our officers and our directors have experience in the industry.

9.

Revise the heading of this risk factor so that you also convey that you have a limited operating history.

RESPONSE:

The risk factor heading has been modified to state with have an extremely limited operating history.

“The volatility of natural...,” page 5

10.

You reference the risk associated with your inability to profit from “[y]our leases”. Revise here and, as may be necessary elsewhere, to clarify that you currently have only one lease.

RESPONSE:

We have revised the registration statement to clearly indicate we only have one current lease and intend to purchase additional leases.

U.S. Securities and Exchange Commission

Ms. Duru

February 22, 2007

“Our officers and directors are limited in the time... .“ page 9

11.

Please disclose how Messrs. Bartlett and Forzley will devote the rest of their time, if not to the operations of Transact Energy. If any conflicts of interest may arise due to their participation in these other activities, please discuss these.

RESPONSE:

We believe our risk factor already clearly states that Messrs. Bartlett and Forzley currently have full time employment other than with TransAct Energy.  Further, the biographical sketches provide additional detail as to current employment.  We do not believe there are any conflicts of interest that may arise due to participation in other activities by Messrs. Bartlett and Forzley and therefore, have not included any conflicts disclosure.  We have revised the risk factor to direct the reader to our Management section which discusses other employment by our officers and directors.

Cautionary Statements Regarding Forward-Looking Statements, page 10

12.

Remove the suggestion that “will” constitutes a forward-looking statement.

RESPONSE:

We have removed the word “will” from our cautionary statement as requested.

Management. page 18

13.

We note your reference to several “public” companies in the biographical sketches of your officers and directors. For each company that is not reporting with the SEC in the United States, please clarify to which entity they report and on what market they are traded.

RESPONSE:

As requested, we have revised our biographical sketches of our officers and directors to identify the markets on which non-SEC reporting companies are traded.  Those companies listed by the Toronto Stock Exchange are subject to meeting continued listing and reporting requirements of the Toronto Stock Exchange.

Compensation, page 19

14.

Clarify, as done in the notes to the financial statements, that you have not paid any compensation to any of your officers or directors through the period covered by the financial statements included in the registration statement.

RESPONSE:

We have added disclosure that we have not paid any compensation as requested.

Undertakings

15.

Please include all the undertakings required by Item 512 of Regulation S-B. In this regard, we note that Items 512(a)(4), 512(e) and 51 2(g)(2) were omitted.

RESPONSE:

We have updated our Undertakings section to include the requested language.

U.S. Securities and Exchange Commission

Ms. Duru

February 22, 2007

Signatures

16.

Please provide the signature of the company’s principal accounting officer or controller, as required by Form SB-2.

RESPONSE:

We have provided the requested signature.

If you require any further information or have any questions, please notify me directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law